

Mail Stop 3010   May 4, 2009

VIA USMAIL and FAX 011-331-4757-8976

Nasser Nassiri, President
Biocoral, Inc.
38 rue Anatole France
92594 Levallois Perret Cedex France

> **Re: Biocoral, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **Supplemental Response Number 1**
> **Filed February 9, 2009**
> **Supplemental Response Number 2**
> **Filed March 27, 2009**
> **File No. 000-23512**

Dear Mr. Nassiri:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Condition, Liquidity and Capital Resources, page 16

Fiscal 2008 vs. 2007, page 16

1.   In response to comment 11 of our letter dated December 2, 2008, you stated that you would revise your disclosure to address the impact of the current U.S. and global economic crisis on your operations and your ability to obtain additional financing. However, in reviewing your current 10-K, we were not able to locate this disclosure. Please tell us if the noted impact continues to apply and revise your future filings accordingly.

2.   We note your response to comment 5 of our letter dated March 6, 2009 that you do not have a formal written agreement. Therefore, please tell us how you have determined that this shareholder will provide the additional $121,500 in 2009 and explain why an intention can be classified as a commitment on page 16. Further, we note from Note 8 to your financial statements that the short-term loans are convertible to promissory notes that are due on demand. Please tell us your outstanding debt that is due on demand and discuss how a demand on such debt would affect your liquidity. Provide similar disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386.

Sincerely,

Duc Dang
Attorney/Advisor